Rebecca G. DiStefano

Tel +1.954.768.8221

distefanor@gtlaw.com

August 19, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attention:	Thomas Jones
Sherry Haywood

Re:	Draganfly Inc.
Offering Statement on Form 1-A Filed June 16, 2020 File No. 024-11239

Dear Mr. Jones and Ms. Haywood:

On behalf of our client Draganfly Inc. (the “Company”), this letter is a follow up to the Company’s response in the Comment Letter, dated August 7, 2020 (“Comment Letter”), to comment 6 received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Staff’s letter to the Company dated July 13, 2020, with respect to the Offering Statement on Form 1-A filed on June 16, 2020 (the “Offering Statement”). Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Offering Statement.

In the Comment Letter, the Company advised the Staff that, as discussed with the Staff, the Company would include the pro-forma statements of the Company including the effects of the acquisition of Dronelogics by further amendment to the Form 1-A/A as soon as such pro-forma statements are completed.  The Company has completed and filed the pro-forma statements by Form 1-A/A with this filing. Additionally, the Company's Canadian Counsel has revised its opinion letter which is filed as Exhibit 12.1 to the Offering Statement.

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Mr. Jones and Ms. Haywood
Securities and Exchange Commission
August 19, 2020

We appreciate your time and attention to the response to the Staff’s comment set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at 954.768.8221.

Very truly yours,

/s/ Rebecca G. DiStefano
Rebecca G. DiStefano

Enclosures

cc:        Mr. Cameron Chell, Chief Executive Officer and Mr. Paul Sun, Chief Financial Officer